UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extraordinary General Meeting

On March 22, 2024, Tritium DCFC Limited (the “Company”) held an Extraordinary General Meeting of Shareholders (the “EGM”) to consider the resolution of consolidating Company ordinary shares (the “Shares”) on the basis that every two-hundred (200) Shares be consolidated into one (1) Share, with the consolidation to take effect on April 2, 2024 or such later date upon the completion of administrative procedures pursuant to listing exchange requirements.

The results of the vote of shareholders from the EGM are furnished hereto as Exhibit 99.1.

Delisting Determination Notification

On March 21, 2024, the Company issued a press release titled “Tritium Receives Nasdaq Delisting Determination,” a copy of which is furnished hereto as Exhibit 99.2.

Bridge Loan Facility

On March 21, 2024, the Company entered into a Second Global Deed (the “Second Global Deed”) to, among other matters, further amend the document entitled “Senior Loan Note Subscription Agreement,” originally dated September 2, 2022, as amended from time to time, including pursuant to the document entitled “Global Deed – 2023 – Tritium” dated December 22, 2023 (the “First Global Deed”) (the Senior Loan Note Subscription Agreement as amended by the First Global Deed and the Second Global Deed being the “Amended Loan Note Subscription Agreement”). The Amended Loan Note Subscription Agreement provides for an uncommitted bridge loan facility by way of new Facility C, with such funding in an aggregate principal amount of US$11.5 million advanced against subscription for loan notes issued by Tritium Pty Ltd (the “Bridge Loan Facility”) with the Company, Tritium Pty Ltd, Tritium Holdings Pty Ltd, Decarbonization Plus Acquisition Corporation II, Tritium America Corporation, Tritium Technologies LLC, Tritium Europe B.V., Tritium Technologies B.V., and Tritium Technologies Limited as guarantors and Cigna Health and Life Insurance Company, Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L., Martello Re Limited, and Sunset Power Pty Ltd as trustee of St Baker Family Trust as lenders under Facility C (the “Facility C Lenders”) (the loans drawn on the Bridge Loan Facility from time to time, collectively, the “Bridge Loans”).

Under the terms of the Bridge Loan Facility, the Facility C Lenders may fund the Bridge Loans (subject to customary drawdown conditions) on not more than a weekly basis (unless otherwise agreed) to fund the Company’s and its direct and indirect subsidiaries’ ordinary course working capital, operations, and/or expenses in accordance with an agreed financial model and cashflow forecast, or such other purposes agreed by the Facility C Lenders in their discretion. The Bridge Loans will include customary covenants for an instrument of this type, including Total Leverage Ratio, Total Interest Cover Ratio, and Total Tangible Assets Ratio (as such terms are defined in the Second Global Deed). Interest on the Bridge Loans shall accrue at a rate of 12% per annum. Facility C has a coupon rate of 12% per annum and a single interest period which commences on the utilization date for a loan under Facility C and ends on (and excludes) the Facility C Termination Date (as such term is defined in the Second Global Deed), or if earlier the date such loan under Facility C is repaid or prepaid. Facility C is secured, with such security held on trust by a security trustee subject to the terms of the existing Tritium Security Trust III for the benefit of all lenders under the Amended Loan Note Subscription Agreement. Intercreditor provisions provide for a super senior creditor position for the Facility C Lenders, Facility B Lenders, and certain Facility A Lenders (as such terms are defined in the Second Global Deed) vis a vis the remaining Facility A Lenders and Accordion Lender (each as detailed in Schedule 2 to the Second Global Deed). The Bridge Loans will become immediately due and payable on or at any time after the occurrence of an event of default which is continuing under the Amended Loan Note Subscription Agreement by notice from the relevant Majority Lenders (as such term is defined in the Second Global Deed).

The Bridge Loans are intended to strengthen the Company’s liquidity and lend to the Company’s ability to continue as a going concern as the Company works to continue operations and serve its customers.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Voting Results of Extraordinary General Meeting

99.2	Press Release issued by Tritium DCFC Limited on March 21, 2024, titled “Tritium Receives Nasdaq Delisting Determination”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: March 22, 2024	By:	/s/ Robert Topol
Robert Topol
Chief Financial Officer